January 10, 2005


Via Facsimile (212) 878-8375 and U.S. Mail

Kathleen L. Werner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

RE:	iStar Financial inc.
      Form S-4 filed December 10, 2004
      File No. 333-121174

Dear Ms. Werner:

      We have the following comments on the above-referenced filings. Please note that we limited our review to the terms and descriptions of the offers. We did not and will not review the financial information included in, or incorporated by reference into, the documents.

General

1. Currently, your document does not disclose the expiration dates of the consent solicitation and exchange offers. As a result, please advise us how much time will remain in the offers following the consent payment deadline. We may have further comment upon review of your response.

2. Please advise us how long you intend to keep the consent period open initially.

3. Supplementally inform us whether the TriNet notes trade based on a spread over U.S. Treasuries and whether the notes are liquid
(based on value and number of market makers).

4. Where appropriate, provide disclosure clarifying that you may not irrevocably execute the consents prior to the expiration date. If the offer is terminated without acceptance of the securities, holders must be returned to their original position. See Rule 14(e)-1(c).

Prospectus Cover page

5. Please note that the expiration date of the offering is not Rule 430A information. Prior to effectiveness, fill in the blank date or specifically state on the cover page and elsewhere that the offers will terminate a certain number of days (e.g. 30 days) after effectiveness of the registration statement. In addition, confirm on a supplemental basis that the offers will be open for a full twenty business days.

Forward-Looking Statements, page ii

6. Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001
Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. We note your reference to "forward-looking statements within the meaning of Section 27A Of the Securities Act of 1933 and Section 21E of the Securities
Exchange Act of 1934" in your press releases dated February 22 and March 5, 2002. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

7. Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations.

Risk Factors, page 12

8. Include a prominent risk factor discussing the potentially taxable nature of the exchange.

The Exchange Offer and Consent Solicitation, page 22
Purpose of This Exchange Offer and Consent Solicitation, page
22

9. Quantify the cost and time savings represented by the cessation of TriNet`s reporting obligations.

Terms of this Exchange Offer and Consent Solicitation, page 22

10. We note that consenting to the proposed amendments to the indenture, including the deletion of various indenture covenants, is a condition to tendering in the offers. Please confirm, if true, that following the offer, the changes in the covenants should not have a material impact on the trading value of the remaining notes not tendered in the offers.

11. Please disclose that a change in the consent payments would require that you extend the offering periods so that ten business days remain in the offers. See Rule 14e-1(b).

12. Refer to your statement that you will extend the exchange and consent deadline "to the extent required by law" upon the occurrence of a material change. Please revise to explain the amount of time by which you may be required to extend the consent period. In addition, describe the process by which you will notify security holders of any extensions. See Rule 14e-1(d).

13. Supplementally advise how you intend to inform security holder when you receive sufficient consents to revise the terms of the indenture and how long the offer will remain open after you make such an announcement.

14. In addition, it is our view that, depending on the changes made, you may be required to file a post-effective amendment to the registration statement.

15. We note your statement that you expect to "enter into a supplemental indenture giving effect to the proposed amendments on the consent date, and thereafter you will not be permitted to withdraw the Trinet Notes you tender." It is unclear whether the notes you are referring to are notes tendered prior to or after the supplemental indenture is executed. If you are referring to notes tendered after you enter in the supplemental indenture, please reconcile this disclosure with your disclosure on the top of page
31 that "if you tender your TriNet Notes after the consent date, you may validly withdraw TriNets Notes that you tender any time prior to 12:00 midnight, New York City time on the expiration date." If you are referring to notes tendered prior to the consent date, then, here and elsewhere as appropriate, revise to clarify that these note holders will not be able to withdraw their tenders during the period between the consent payment deadline and the expiration date though the company will retain the right to amend the offer (including waiving a material condition) after the consent date.

Conditions to the Completion of the Exchange Offers, page 25

16. You state in the second paragraph that you may terminate or amend the offers if any of the various conditions occur "prior to acceptance of the TriNet Notes." All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. As you know, the date of acceptance is not the same as the expiration date. Please revise this and any similar disclosure accordingly.
For example, make corresponding changes in the first sentence of the second full paragraph on page 26 and in instruction 9 of the letter of transmittal.

17. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the subpart (e) to exclude actions or omissions to act by the company as a reason for the assertion of a condition.

18. See comment 16 above. You state in the last paragraph that you may assert or waive any of the conditions to the offers "at any time," which suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please revise to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offers.

19. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer.
Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Expiration Date; Extension; Termination, page 26

20. Clarify how you will announce an extension of the offer. See
Rule 14e-1(d).

21. We note the second and fourth bullet points on page 27 reserving, respectively, the right to terminate the offer and the ability to refuse to accept tendered notes. By reserving the absolute right to reject all tendered notes without setting out any objective criteria by which you will make this decision, the offer appears to be illusory. Please advise or revise your document so note holders can objectively verify the bases upon which you may terminate the offers.

Certain U.S. Federal Income Tax Consequences, page 67

22. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences.

23. We note your exhibit 8.1 does not address the tax consequences of the exchange. Please file an opinion addressing the consequences discussed in this section. If you intend to file a short-form tax opinion as an exhibit, please take into consideration the following guidelines on the filing of short-form tax opinions:

* In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel`s opinion. Delete all references to the discussion being a summary or general discussion.

* Clearly identify upon what counsel is opining. For example, is counsel opining upon the issue price of the new notes, whether the new notes will be treated as original issue discount or contingent payment debt and whether there will be deemed exchange of the old notes if the indentures are amended?

* In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth that section of the document. Counsel must also consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

24. We note several statements that particular tax matters are not free from doubt. If counsel cannot give an unqualified opinion, please explain why. Describe the degree of uncertainty and discuss the alternative consequences. Furthermore, provide risk factor and/or other appropriate disclosure setting forth the risks to security holders.

Closing Information

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions